

Mail Stop 3720

January 29, 2008

VIA U.S. MAIL AND FAX (630) 375-4940

Ms. Amy Forster
Chief Financial Officer
Westell Technologies Inc.
750 N. Commons Drive,
Aurora, Illinois 60504

> **Re: Westell Technologies Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 14, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **File No. 027266**

Dear Ms. Forster:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2007

Critical Accounting Policies, page 28
Goodwill and Intangibles, page 28

1. We note that you identified your reporting units as telecom equipment and telecom services. Tell us how you evaluated whether your CNE and NSA

product groups should be considered separate reporting units. Refer to paragraph 30 of SFAS 142 and EITF D-101 in your response.

2. We note that you utilize a third party appraisal in connection with your impairment test of goodwill. While you are not required to make reference to an independent third-party for valuation purposes, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings.

Note 8. Stock-based Compensation, page 60

3. We refer you to pages 61 and 62. Please disclose a description of the methods used by you to determine the expected term and expected volatility for your stock options granted under your non-qualified stock option plan and the non-qualified subsidiary stock option plan for your Conference Plus subsidiary. Refer to paragraphs A240e.(2)(a) and (b). Additionally, please disclose how you determined the fair value of the Conference Plus stock on the grant date. Provide us with your proposed disclosures.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Note 14. Contingencies, page 14

4. We note that you recorded a gain contingency of $3.3 million in connection with a settlement from a vendor to recover product warranty costs for a non-conforming product. Provide us with more details of the claim, its settlement and your accounting for it. Further, tell us the nature of the costs you incurred and charged to warranty expense, and where such liability was included on your balance sheet.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required

Ms. Amy Forster
Westell Technologies Inc.
January 29, 2008
Page 3

under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director